UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006

DEUTSCHE TELEKOM AG
(Translation of registrant’s name into English)

Friedrich-Ebert-Allee 140
53113 Bonn
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

This report is deemed submitted and not filed pursuant to the rules and regulations of the Securities and Exchange Commission.

Walter Raizner leaves Deutsche Telekom AG Board of Management

Dec 05, 2006

Walter Raizner, member of the Board of Management of Deutsche Telekom responsible for Broadband/ Fixed Network, today asked the Supervisory Board of Deutsche Telekom to relieve him of his duties. Klaus Zumwinkel, Chairman of the Supervisory Board of Deutsche Telekom, praised Mr. Raizner’s work: “Walter Raizner initiated crucial developments in the Broadband/ Fixed Network business area with his commitment and competence, and laid important foundations for the realignment of the fixed network area in a difficult market environment. The company thanks him for that. In addition to launching product innovations such as VDSL and T-Home, he also initiated the organizational realignment of the Broadband/Fixed Network business area.”

Mr. Raizner has been responsible for the Broadband/Fixed Network board department on the Deutsche Telekom Group Board of Management since November 1, 2004. He was also Chairman of the T-Com Board of Management at the same time.

As a graduate in economics and business information management, he joined IBM Deutschland in 1984.

After holding various managerial positions at IBM in subsequent years, Mr. Raizner went on to assume responsibility for IBM’s worldwide storage business as General Manager at the Storage Systems Group. He was also a member of the Worldwide Management Committee. In January 2003, he was appointed CEO of IBM Deutschland GmbH and IBM Central Holding GmbH.

Heinz Klinkhammer resigns from the Board of Management

Dec 05, 2006

Dr. Heinz Klinkhammer, Member of the Deutsche Telekom Board of Management responsible for Human Resources has decided to resign from office effective the end of 2006 for personal reasons at the age of 60. Mr. Klinkhammer was appointed to the Board of Management in February 1996. He has played a key role in shaping the transformation of Deutsche Telekom and its structures from a state-owned company to a publicly traded multi-national corporation in the past ten years.

His name is closely linked with an HR policy that was aimed at upholding various interests within the Group and can be described as fair and well balanced. He implemented the staff restructuring process that was necessary at Deutsche Telekom and developed an HR policy to accommodate the consequences of the job cuts. He was also skilled in holding very constructive dialog with the trade unions. The employment alliance concluded under his management in 2004 safeguarded around 10,000 jobs at Deutsche Telekom AG by way of a collective reduction in weekly working hours. The creation of Vivento as a service provider responsible for staff surplus and placement management initiated by Mr. Klinkhammer has opened up new career opportunities for some 22,000 employees since 2003.

With Deutsche Telekom as a stock corporation, Mr. Klinkhammer focused all HR work on the requirements of an increasingly international company. His contribution enabled Deutsche Telekom to replace the terms of employment stemming from the days when the company was a public-service entity with a new job evaluation and remuneration system. Mr. Klinkhammer also played a key role in the Amendment to the Staff Legal Provisions Act (Postpersonalrechtsgesetz).

With around 12,000 trainees in twelve different professions at present and special study courses that combine theory with practice, Deutsche Telekom is making a major contribution towards the promotion of young talent in Germany.

The Supervisory Board of Deutsche Telekom thanks Dr. Klinkhammer for his many years of successful work. “I valued Mr. Klinkhammer highly as an active and highly competent member of the Board. I would like to thank him sincerely for his outstanding entrepreneurial and HR work and wish him all the best for the future,” said Dr. Klaus Zumwinkel, Chairman of the Supervisory Board of Deutsche Telekom.

“In the course of our years together on the Board of Management, I witnessed how Heinz Klinkhammer approached the challenges of HR policy with a great deal of humanity and honesty,” said René Obermann, Chairman of the Board of Management of Deutsche Telekom. “I would like to thank him for that, also on behalf of the entire Board of Management and the employees of Deutsche Telekom.”

Dr. Heinz Klinkhammer, born in 1946, studied law and business administration, receiving his doctor of law in 1977 at Freie Universität Berlin. In the course of his career, he worked as a labor court judge in Krefeld and Oberhausen and was appointed Labor Director at the Krupp Mannesmann GmbH in 1991. From April 1992, he performed the same function as member of the board of management of Mannesmann Röhrenwerke AG. In February 1996, the Supervisory Board of Deutsche Telekom AG appointed Dr. Klinkhammer as member of the Board of Management responsible for Human Resources and Labor Director. He was made an Honorary Professor at the Deutsche Telekom Leipzig University of Applied Sciences in September 2004. He will continue to honor this commitment and maintain ties with Deutsche Telekom as a result. Dr. Klinkhammer intends to work as an attorney in the field of labor and economic law in the future.

Dr. Heinz Klinkhammer lives in Krefeld and is married with two children.

Deutsche Telekom reshuffles management — closer interaction between the various areas of the Group to improve service quality, innovative performance and efficiency

Dec 05, 2006

•                  All Board members to have cross-divisional functions in the future

•                  Timotheus Höttges named as Board member responsible for T-Com and head of Sales & Services in Germany

•                  Hamid Akhavan named as Board member responsible for T-Mobile, Product Development and Innovation

•                  Dr. Karl-Gerhard Eick becomes acting Board member for HR

The Supervisory Board of Deutsche Telekom approved the new Board of Management at its meeting on Tuesday. The Board members responsible for the strategic business areas Broadband/Fixed Network, Mobile Communications and Business Customers will take on additional cross-divisional tasks in the future. The Supervisory Board has appointed two new members to the Deutsche Telekom Board of Management - Timotheus Höttges as the Board member responsible for T-Com and Sales & Services in Germany and Hamid Akhavan responsible for T-Mobile and Product Development and Innovation. The new management team will develop the Group’s strategic orientation at national and international level in the coming weeks. Operational focus will be on improving service quality and customer satisfaction.

“Since his appointment three weeks ago, the CEO has successfully put together a strong and customer-oriented Board of Management team together with the Supervisory Board,” said Chairman of the Supervisory Board, Dr. Klaus Zumwinkel. “The foundations for management to work successfully have been laid within a very short time. Focus can now be placed on working for the company, its customers, employees and shareholders.

“Total customer orientation, entrepreneurial thinking and innovative strength are particularly important to me in the new management of Deutsche Telekom. The new Board of Management embodies these qualities. Together we will now set out Deutsche Telekom’s long-term strategy and present it to you by the spring of next year,” said Chairman of the Board of Management René Obermann. “One long-term objective is however already clear: we want to make Deutsche Telekom the most highly regarded service company. That means product offers and services tailored to the customers’ needs, top network quality, built on vastly improved efficiency.”

As a new Board member, Timotheus Höttges will not only assume responsibility for the Broadband/Fixed Network strategic business area, but also for Sales & Services at T-Com and T-Mobile in Germany. Mr. Höttges recently demonstrated just how successful a team comprising T-Mobile, T-Com, T-Punkt stores and specialist sales can be as head of the T-sales drive. During his time at T-Mobile, he also showed how service can be enhanced while increasing efficiency at the same time. Mr. Höttges was responsible for coordinating sales and service activities in Europe on the Board of T-Mobile International to date.

Hamid Akhavan will be taking the helm of T-Mobile. He will manage mobile communications companies in Western and Eastern Europe and take on additional responsibilities for an integrated market approach in Hungary, Croatia and Slovakia. Mr. Akhavan will also manage Group-wide innovation and product development in consumer business. He was Chief Technology and Information Officer of T-Mobile International to date and was appointed Group CTO in September.

T-Systems boss Lothar Pauly will continue to be responsible for the network and IT strategy and procurement in the infrastructure area, as well as the successful management of the Business Customer area.

Dr. Karl-Gerhard Eick continues to be responsible for Finance, having had his contract extended, and will remain Deputy CEO. His department will be extended to include Auditing and Shared Services in the future. Additionally, Eick will be acting Board Member for Human Resources from January 1 2007. Regine Büttner has withdrawn her candidacy for this position.

The Board of Management and Supervisory Board thanked Heinz Klinkhammer for his eleven years as the Board member responsible for Human. Since 1995, Mr. Klinkhammer has implemented the staff restructuring process that was necessary at Deutsche Telekom and developed an HR policy to accommodate the consequences of the job cuts. At the age of 60, Dr. Heinz Klinkhammer has decided to resign from office effective the end of 2006 for personal reasons.

The Board and Supervisory Board also thanked Walter Raizner for his work leading T-Com. Mr. Raizner initiated crucial developments in the Broadband/Fixed Network strategic business area and laid important foundations for the realignment of the fixed network area in a difficult market environment. The merger of T-Online und T-Com that was so important for the Group occurred during his time in office.

Robert Dotson, CEO of T-Mobile USA, will report directly to the Group CEO in the future, whose department will be extended to include Group Organization, Group Security and Mergers and Acquisitions.

“The new management team is an excellent mix of strong personalities. We will do everything to reignite our customers’ and shareholders’ enthusiasm for Deutsche Telekom,” said René Obermann.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DEUTSCHE TELEKOM AG

By:	/s/ ppa. Guido Kerkhoff
Name: Guido Kerkhoff
	Title:	Senior Executive Vice President
Chief Accounting Officer

Date: December 6, 2006